Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

July 16, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Re: Supplemental Immediate Report - Publication for Public Comments of the 2020 Draft Economic Plan

Promoting nationwide deployment of advanced communications infrastructures in Israel

Bezeq hereby supplements the following prior disclosures:

●	Immediate Report of February 1, 2020 (Ref. No. 2020-01-010237) regarding Bezeq’s petition to the High Court against the Ministry of Communications for the immediate elimination of the structural separation in Bezeq Group; and

●	Section 1.7.2.1 of the chapter describing Bezeq’s business in Bezeq’s 2019 annual report regarding the elimination of the structural separation in Bezeq Group.

Bezeq hereby reports that on July 15, 2020, the State submitted an update notice on its behalf in respect of Bezeq’s petition to the High Court.

The State’s notice included an update that on June 30, 2020, the Director General of the Ministry of Communications submitted to the Minister of Communications the report of the inter-divisional team examining the update of the structural separation obligations in Bezeq and HOT groups. The Ministry of Finance and the Competition Authority recommend to the Minister not to eliminate the structural separation obligation in Bezeq and HOT groups at this time. The announcement also stated that the team’s recommendations were presented to the Minister of Communications, and that he would decide on the matter after studying and examining the recommendations. In light of the aforesaid, the State’s position is that the petition should be dismissed - and at least deleted - while charging Bezeq with the expenses.

The report (which was attached to the State’s notice and also published on the Ministry of Communications’ website) stated regarding Bezeq, among other things, that:

-	The team and observers found that it was not the right time for the complete elimination of the structural separation in Bezeq Group, since Bezeq Group has significant market power and dominance in the communications market, and since the elimination of structural separation at this time could increase Bezeq Group’s power and harm its competitors.

-	According to the team, the existing structural separation provisions have yielded results so far, and the elimination of structural separation at this time will lead to severe impairment of competition in the field of communications, resulting in harm to the public and to the communication consumers.

-	According to the observers, the current structural separation structure does not serve the competitive purposes of the separation and does not address the competitive problems in the market, and therefore should not be left in its current structure, but other alternatives should be promoted, such as separating wholesale and retail activity or separating ownership between passive infrastructure and Bezeq Group’s other activities.

-	Despite the team’s position regarding the elimination of structural separation at this time, the team did find during its work that certain changes can be made to the overall regulations that have the potential to improve public service and which will affect structural separation, with careful attention to the changes in Bezeq Group’s market power as a result. For example, in parallel with the work of the team, the Ministry of Communications promoted a sweeping change in the way the reverse bundle was operated; The Ministry of Communications has not opposed Bezeq Group’s moves in the past two years, which reduce the separation in activity between the subsidiaries; The team also recommends that the Minister of Communications examine a change in the separation between the infrastructure service and the ISP service customary in Israel.

It was also stated that, since the issue of structural separation is not binary, the team believes that the issue should be further examined, in accordance with, inter alia, changes in the market. The team recommends that a period of time be given for the continuation of the Ministry’s ongoing administrative work, or, in any other way that the Minister of Communications decides, examine the alternatives in depth and provide recommendation regarding the implementation of the chosen alternative.

Bezeq is examining the implications of the State’s position and report and stands by its claims in the petition. As Bezeq previously noted in its reports, the structural separation limitations place Bezeq Group in a competitively inferior position vis-à-vis the other communications groups, inferiority which exacerbates with time.

The following is the link to the report as published on the Ministry of Communications’ website:

https://www.gov.il/BlobFolder/reports/15072020/he/Team_report_Bezeq_and_Hot_groups_15072020.pdf

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.